Consolidated-Tomoka Land Co.

INVESTOR PRESENTATION







Over a century in business and we're just getting started

Safe Harbor Statement

This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'believes,' 'expects' or similar expressions. Such information is based upon expectations of our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. We do not undertake to update the forward-looking statements contained in this presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ('SEC'), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov

Consolidated-Tomoka Land Co.

Incorporated in 1910

As of June 30, 2012	
Ticker	NYSE MKT: CTO
Shares	5.7 million
Share Price as of 8/30/2012	$29.15
Annual Dividend	$0.04
52-Week Range	$24-65 - $33.19
Equity Market Capitalization	$166.9 million
Cash	$6.6 million
Restricted Cash	$4.3 million
Total Debt	$20.9 million
Other Liabilities	$41 million
Debt less Cash / Total Enterprise Value	<10%
Book Value per Share	$19.97

CURRENT STATUS

LAND

➢ **Approximately 11,000+ acres**

  o Within 5 miles of I-95 and 9 miles of the I-4 interchange

  o Within 8.5 miles of the Daytona Beach International Airport

  o Approximately 9 miles from Atlantic Ocean

INCOME PROPERTIES

➢ **24 single-tenant properties**

➢ **2 Self-developed properties** multi-tenant office/flex properties

OTHER ASSETS

➢ **LPGA International** - Two 18-hole championship golf courses & clubhouse (CTO leases from City)

➢ Approximately **490,000 acres** of subsurface rights

➢ **22** Billboards

STRATEGY FOR GROWTH

➢ **Maximize Value from Land Portfolio**

➢ **Expand Income Properties Portfolio**

  o Geographic Diversification: Investments in major MSA's

  o Tenants: Broaden credit base

  o Asset Diversification: Product types may include retail, office and hospitality

➢ **Reposition Current Portfolio**

  o Recycle non-core properties

  o Continue to grow low-risk, highly predictable cash flow

  o Extend portfolio lease duration

➢ **Expand Investment Focus**

  o Ground leases

  o Sale leasebacks

  o First mortgage investments

DAYTONA BEACH

- 68,000 residents
- MSA: 495,000
- 7 million visitors in 2009
- Major Traffic Generators
  - "World's Most Famous Beach"
    - 23 miles of beach
    - over 50 area hotels
  - Daytona International Speedway
    - 8 major racing weekends per year including races: Daytona 500, Rolex 24, Gatorade Duels, Coke Zero 400, etc.
    - International Speedway Corp planning major renovations
- Approximate mileage from Daytona Beach:
  - 53 miles to Orlando (MSA pop. 2.1 million)
  - 90 miles to Jacksonville (MSA pop. 1.3 million)
  - 139 miles to Tampa (MSA pop. 4.2 million)
- Excellent Interstate Exposure:
  - I-95 north/south from Jacksonville to Miami
  - I-4 east/west from Daytona Beach through Orlando to Tampa
- Convenient commercial airline service
  - Daytona Beach International Airport (Delta -Atlanta / US Air-Charlotte)


Jacksonville
100 mile radius
Daytona Beach
The Villages
Orlando
60 mile radius
Tampa
St Petersburg
Gainesville
Tallahassee
Pensacola
Lakeland
Sarasota
Port Charlotte
Fort Myers
Naples
West Palm Beach
Fort Lauderdale
Miami
10
75
95
4



95
Granada Blvd.
40
Granada Bridge
Hand Ave.
1
A1A
STATE CONSERVATION PROPERTY
School
Clyde Morris Blvd.
Nova Rd.
LPGA Blvd.
5A
Halifax River
Atlantic Ocean
USTA Tennis
LPGA International Golf Courses
Williamson Blvd.
Mason Ave.
Bridge
LPGA Blvd.
92
Intl' Speedway Blvd.
Bridge
Daytona Int'l Speedway
400
Beville Rd.
4
To Orlando
CTLC Land
Not to scale

- The Company owns 11,000+ acres;
  - 1,500 acres of which are east of I-95
  - Over 17 square miles of land is located in the City of Daytona Beach
- Over 200 acres along I-95 at the LPGA Blvd interchange available
- Land uses include:
  - Medical
  - Office
  - Industrial
  - Retail
  - Multi-family
  - Residential

Future Thoroughfare Roads Secured



95
40
Stagecoach Rd Ext
Hand Ave Ext
Tymber Creek Rd Ext

In 2007, the Company entered into a long-term "thoroughfare road agreement" with Volusia County to ensure major roads can be built through our lands to accommodate traffic flow.

Infill Opportunities


GATEWAY BUSINESS CENTER
PHASE I
10 ACRES / 146,000 SF
95
DAYTONA BEACH AUTOMALL
VITAS - 55,000 SF
COSTA DEL MAR - 31,600 SF
ARK TECHNOLOGIES 50,000 SF
33,000 SF EXPANSION
DAYTONA BEVERAGES 64,240 SF
TELEDYNE 52,000 SF EXPANSION
TELEDYNE 97,640 SF
PIEDMONT PLASTICS 58,200 SF
MASON AVENUE EXTENSION
MASON COMMERCE CENTER
PHASE II
30,720 SF AVAILABLE
5.5 ACRES
MASON COMMERCE CENTER PHASE I - 15,360 SF
MASON COMMERCE CENTER PHASE I - 15,360 SF
WILLIAMSON BOULEVARD



60 acres

FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER

Income Properties Highlights


Walgreens
PHARMACY


LOWE'S



Summary

- 24 single-tenant properties
  - Average lease duration 10 years
- 2 self-developed properties
  - 86% weighted average occupancy
- 2011 operating income: $6,535,289

Recent Activities

- Acquired a Walgreens in Boulder, Colorado, April 2012 for $7.4 million
- Recycled three properties since December 2011 for $10.7 million
- Currently marketing 4 non-core properties

Strategy

- Our goals for the single-tenant portfolio are as follows:
  - Geographic Diversification: Investments in major MSA's
  - Tenants: Broaden credit base
  - Asset Diversification: Product types may include retail, office and hospitality

Top Tenants as of 6/30/2012

Rank	Tenant	GLA (SF)	% of Total	No. of Properties
1	CVS	114,938	23.3%	9
2	Lowe's	114,734	23.3%	1
3	Walgreens	101,080	20.5%	7
4	Dick's Sporting Goods	46,315	9.4%	1
5	Harris Teeter Supermarket	45,089	9.2%	1
6	Best Buy	30,038	6.1%	1
7	Barnes & Noble	28,000	5.7%	1
9	PNC	12,391	2.5%	3
	Totals:	**492,585**	**100.0%**	**24**

Occupancy



Physical ▪ Economic

- 2007: 100% / 94%
- 2008: 100% / 95%
- 2009: 95% / 95%
- 2010: 93% / 92%
- 2011: 100% / 91%



- ➤ Rental income derived from Florida (60%), Georgia (19%), North Carolina (16%) and Colorado (5%)

- ➤ Over 67% of square footage is Walgreens, CVS and Lowe's

Target Investment Markets


Seattle
Portland
San Fransisco
Los Angeles
San Diego
Phoenix
Denver
Dallas/FW
Austin
Houston
Chicago
Atlanta
Orlando
Palm Beach
Ft. Lauderdale
Miami
Charlotte
Raleigh
Washington DC
Philadelphia
NYC
Boston

Golf Highlights



Summary

➤ LPGA International: Home of the Ladies Professional Golf Association
- o Two 18-hole championship courses with 3-hole practice facility and clubhouse

➤ Semi-private club

➤ CTO operates LPGA International and leases it from the City under a 10-year lease with renewal options

Recent Activities

➤ July 2012: Renegotiated lease with City of Daytona Beach

➤ January 2012: Engaged ClubCorp as new management company

- o Memberships up 56% from August 2011

- o Achieving cost savings with new management

- o Enhanced marketing with national club affiliations

Additional Segments

Agriculture

- Timber, hay and hunting leases managed by American Forest Management as of Q1 2012
- Substantially all equipment sold for $440k

Oil & Subsurface

- 490,000 acres of subsurface rights
- 8-year 136,000 acre subsurface mineral lease in Lee and Hendry Counties Sept 2011
- 2 existing oil wells produced over $220k royalty income in 2011

Billboards

- 22 billboards, 19 of which are located on I-95
- 100% leased

Other Income

- Borrow Pit excavation agreement signed in Q1 2012
- Received $250k for the first period

LOW BOOK VALUE

CTO's book value of $114 million, or approximately $20 per share reflects a land basis of *$3,900 per acre* and factors in approximately $6 per share in deferred-tax liabilities from 1031 exchanges.



Historical Land Sales (by acres)

■ Residential ■ Commerical

PRICE PER ACRE	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
RESIDENTIAL	$ 17,646	46,392	21,044	7,571	13,191	23,818	100,000	18,480	NA	NA	NA	NA
COMMERCIAL	$ 54,374	24,200	64,430	80,200	96,833	144,014	96,278	166,992	174,669	158,307	NA	NA

Equity Market Capitalization	$166.9
Debt	$20.9
Tax Deferred Liability	$32.2
Other Liabilities	$9.1
Less: Cash & Restricted Cash	($11.0)
Less: BV of Income Properties & Golf	($121.0)
Implied Land Value	$97.1
Total Acres (Approximate)	11,000
Implied Market Value/Acre (Approximate)	**$8,828**

All data as of June 30, 2012. In millions, except for acreage and per acre amounts

➢ Low valuation per acre considering our I-95 / I-4 corridor

➢ In June 2012, the Company sold 16.6 acres of land west of I-95 for approximately $37,000 per acre

"The Scream" sold at Sotheby's for a record $120 Million



CTO's Shareholder Book Equity is only $114 Million!

Financial Statement Highlights

Income Statement (000's)	YTD June 30, 2012
Real Estate Income	$1,371
Income Properties Income	$3,466
Golf Operations Income	($401)
Interest & Other Income	$304
General & Administrative	($2,973)
Income Taxes & Other	($673)
Net Income (Loss)	**$1,094**
Net Income Per Share	$0.19
Dividends Per Share	$0.02

Balance Sheet (000's)	June 30, 2012
Cash & Restricted Cash	$10,984
Land	$42,978
Income Properties	$118,455
Other	$4,147
Total Assets	**$176,564**
Deferred Tax Liability	$32,177
Debt	$20,877
Other Liabilities	$9,149
Total Liabilities	$62,203
Shareholder Equity	$114,361
Total Liabilities & Shareholder Equity	**$176,564**

Cash flow positive!

SHAREHOLDER	SHARES	%
Wintergreen Advisers LLC	1,543,075	26.46
Third Avenue Management LLC	516,855	8.86
Carlson Capital LP	355,500	6.10
BlackRock Institutional	184,189	3.16
Vanguard Group, Inc.	159,057	2.73
Dimensional Fund Advisors, Inc.	155,760	2.67
Royce & Associates Inc.	126,314	2.17
TOP SHAREHOLDERS	**3,040,750**	**52.15%**

Board of Directors

John P. Albright	President and Chief Executive Officer of the Company
John J. Allen	President of Allen Land Group, Inc.
William H. Davison	Retired President and Chief Executive Officer of SunTrust Bank, East Central Florida
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.
Linda Loomis Shelley	Attorney and Shareholder with Fowler White Boggs PA
A. Chester Skinner, III	President of Skinner Bros. Realty Co.
Thomas P. Warlow, III	President and Chairman of The Martin Andersen-Gracia Andersen Foundation, Inc.

Management

John P. Albright	President and Chief Executive Officer
Mark E. Patten	Senior Vice President and Chief Financial Officer
Linda Crisp	Vice President and Corporate Secretary
Steven R. Greathouse	Vice President of Investments
Jeff Robbins	Director of Real Estate